
All your
Banking
needs met

# David Friday · 3rd

Senior Developer

Lagos, Nigeria · Contact info

500+ connections

Aladdin Digital Bank

EPS lacite universite

## Experience

**Co-founder & CTO**
Aladdin Digital Bank · Full-time
Jul 2020 – Present · 1 yr 7 mos
Lekki Peninsula, Lagos, Nigeria

Aladdin's mission is to be the number one marketplace digital bank to millions of people in Africa. Like a genie, Aladdin is a digital bank that makes financial wishes come true by providing loan and credit facilities, as well as enabling social commerce on the app. Launched in Jan 2021 the app has amassed 20,000+users in the first four months.

Just imagine having a bank where you can earn up to 16% on your savings and at the same time access loans up to ₦150,000 in 5 minutes for your personal and business needs.
...see more

**Senior Developer**
Suntechnology Benin · Freelance
Oct 2019 – Dec 2020 · 1 yr 3 mos
Cotonou, Littoral, Benin

I build more robust, website and web applications here. I work with PHP, JAVASCRIPT, Angular, Python, data science, MySql, Laravel, Code Igniter, Flutter, Ionic, framework 7, machine learning (tensor flow, scikit-learn, keras) etc

## Education

**EPS lacite universite**
Bsc Computer Science, Computer Science
2016 – 2019